Exhibit 21.1

List of Subsidiaries of Appiphany Technologies Holdings Corp.

1.            Appiphany Technologies Corp.

Jurisdiction of Formation:  British Columbia, Canada

Names Under Which Business is Conducted:  Appiphany Technologies Corp.

2.             IP Risk Control Inc.

Jurisdiction of Formation: Nevada, October 6, 2016

Names Under Which Business is Conducted:  IP Risk Control Inc.